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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

             Report on Form 6-K dated For the month of February 2008

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                             Homex Development Corp.
                 (Translation of Registrant's Name Into English)

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                   Boulevard Alfonso Zaragoza Maytorena 2204.
                    Bonanza 80020. Culiacan, Sinaloa, Mexico.
                    (Address of principal executive offices)

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      (Indicate by check mark whether the  registrant  files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F   X         Form 40-F
                             -------               ------------

      (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                       Yes                  No
                           ------------        --------

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-__________)

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Enclosure:        February 7, 2008

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                              Homex Development Corp.

Date: February 7, 2008
                                              By: Alan Castellanos
                                              Name:  Alan Castellanos
                                              Title: Chief Financial Officer


                                              By: Ramon Lafarga
                                              Name: Ramon Lafarga
                                              Title: Administrative and
                                              Accounting Officer

            HOMEX launches a new division to serve second-home market
                         in Mexico for foreign citizens

      CULIACAN, Mexico, Feb. 7 /PRNewswire-FirstCall/ -- Desarrolladora Homex, S.A.B. de C.V. ("Homex" or "the Company") [NYSE: HXM, BMV: HOMEX] today announced a plan to strengthen its position in the tourism market by developing communities for the second-home market in key tourist destinations within Mexico.

      "Higher standards of service and a people-friendly culture combine with comfortable climate and affordability, positioning Mexico as the location of choice for an increasing number of North American and European citizens moving full or part time out of their country," said Gerardo de Nicolas, Homex's Chief Executive Officer. "This shift in lifestyle, spurred by the baby boomer generation, has created a remarkable profit opportunity for Homex. With our broad footprint of operations throughout Mexico, our advanced building technology and our deep experience in community development, we are justifiably enthusiastic in launching our first new projects at preferred destinations in Mexico."

      Homex has worked for more than one year preparing for its entry into this segment. A number of marketing, demographic and viability studies as well as direct polls to potential customers in the United States, Canada and Mexico have helped the Company build a deep understanding of the market segment and its needs.

      "As an important part of our long-term growth strategy, we expect that this new Homex division will stand above the segment's current product offerings, with a comprehensive response to customer needs, through better design, amenities and services such as concierge, property management, health spas and social clubs," Mr. de Nicolas added.

      The first stage of development involves launches in Cancun, Los Cabos, and Puerto Vallarta. These private communities will reflect the architecture and culture of Mexico adapted to the customs and living traditions of our target markets.

      About Homex

      Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest home builder in Mexico, based on revenues, number of homes sold and net income.

      For additional corporate information, please visit the Company's web site at: http://www.homex.com.mx